October 31, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AXA Form 20-F for the Fiscal Year Ended December 31, 2005
filed on June 29, 2006 (File No. 001-14410) (the “2005 Form 20-F”)

Dear Mr. Rosenberg,

Please find attached AXA’s response to the Staff’s comment letter dated September 25, 2006 on AXA’s 2005 Form 20-F that was addressed to Henri de Castries.

If you have any further questions or would like any further information, please do not hesitate to contact George Stansfield, AXA’s Group General Counsel (+331 4075 7275), Béatrice Derouvroy, AXA’s Chief Accounting Officer (+331 4075 9686), or me (+331 4075 5796).

Very truly yours
/s/ Denis Duverne
Denis Duverne Chief Financial Officer and Member of the Management Board

cc.	B. Derouvroy G. Stansfield Ibolya Ignat (SEC Staff Accountant, Division of Corporation Finance)

Comment #1

Item 4: Information on the Company
International Insurance Segment, page 45

We note from your disclosures that you offer facultative and treaty reinsurance to property and casualty insurers. It is unclear from your filing what types of contracts you offer. As such, please provide to us in disclosure-type format the types of reinsurance protection offered, i.e. excess of loss, whether the protection is prospective or retrospective, how losses attach to your contracts and/or treaties and any other provisions in the contracts and/or treaties that are not usually included in a standard reinsurance contract.

Response

Reinsurance provided by AXA to third party insurers has been underwritten by AXA Re, a wholly owned subsidiary of AXA. AXA Re's strategy is principally focused on property catastrophe lines. The types of business offered are divided into four main portfolios (gross written premiums in euro millions):

Type of coverage	2005	2004
Non-life:
Proportional	444	258
Non-proportional	760	625
Facultative	178	121
Life and health	69	52
Total	1,451	1,056

This business has been written without retroactive coverage, principally on the basis of one-year treaties except that the one-year term may be adapted in situations where the insured risk has by nature a pre-defined duration to which the period of coverage has to be adapted (such as construction work where the coverage term corresponds to the construction period).

Losses attach to reinsurance treaties based on one of the two following options:
•
“loss occurring” treaties, in which losses attach to the treaty when they occur during the period of coverage of the treaty; the vast majority of AXA Re's non-proportional portfolio is on a “loss occurring” basis, especially all property (catastrophe and non catastrophe) non proportional business; and

•
“policy attaching” treaties, in which losses attach to the reinsurance treaty on the condition that they were incurred by the ceding company under an insurance contract underwritten during the period of coverage of the reinsurance treaty. This means in practice that a “policy attaching” reinsurance treaty for year N can cover losses occurring until the end of year N+1 (if such losses attach to primary insurance contracts underwritten at the end of year N). “Policy attaching” treaties are commonly used in the proportional treaty business, as well as in some specific lines (aviation and liability) of the non-proportional treaty business.

As a result, AXA Re monitors its business on an underwriting year basis (consistent with the presentation of the loss reserve development table disclosed in item 4 for AXA Re which is prepared on an underwriting year basis), although its accounts are presented on an accident year basis. AXA Re believes that its reinsurance contracts contain standard terms and conditions for the nature of the business it writes.

Given the disposal of AXA Re (please refer to the information disclosed in note 30 of the financial statements), management does not expect AXA Re to have any significant impact on the business, results or financial condition of the Company going forward. Therefore, AXA believes that its existing disclosures are appropriate and sufficient.

Comment #2

Item 4: Information on the Company
Loss Reserve Development: Property and Casualty and International Insurance (excluding AXA Re), page 55

Please provide us a revised format of the table to include the structured settlement amounts and the construction reserves. We believe that the inclusion of these amounts is required by Industry Guide 6; the reconciliation provided on page 58 is not required.

Response

The Company agrees that Industry Guide 6 provides guidance that applies to the full scope of property and casualty activities; however, the Company believes there are several specific, and limited, instances where inclusion of certain activities in the loss reserve development tables would result in a less relevant and less meaningful disclosure. As such, part of the activities defined as “structured settlement” and “construction” have been historically excluded from the loss reserve development tables of the Company, as disclosed, due to their dissimilar basis of reserving compared to the principal lines of property and casualty business.

Structured settlement reserves currently not included in the loss development tables are comprised primarily of reserves for settled annuities. The nature of the settled annuities is more consistent with life insurance as the reserves are calculated by applying discount rates and mortality rates to contractual cash flows and estimated expenses. Reserving methods for settled annuities can not be set based on an analysis of the historical development of claims.

Despite the life-insurance-type nature of the risks and reserving methods for the settled annuities, it is appropriate and general industry practice to include these reserves in the property and casualty segment because these settlements arose originally from claims under property and casualty contracts.

Due to the different nature of their reserving methods, the Company believes that inclusion of the reserves and payments in the table would make the presentation less meaningful to the users of the financial information, as compared to the current table.

The structured settlement reserves for annuities relate primarily to the workers' compensation business of AXA Belgium. Those reserves amounted to €1,088 million as of December 31, 2005. If the Company were to include those reserves in the loss development tables, the last diagonal would have increased as follows (amounts in euro millions):

1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
780	827	871	922	974	1,017	1,050	1,069	1,081	1,088	1,088

As a result of numerous acquisitions over the past 10 years which have involved multiple mergers of information systems and/or migrations to new information systems, the Company is currently not able to extract from its information systems the cumulative payments corresponding to those figures. Therefore, the Company cannot presently compute with sufficient accuracy the corresponding amounts of redundancy or deficiency required by the loss reserve development tables.

The Company currently includes construction reserves in the loss reserve development tables except for a portion relating to a specific reserve called “Provision pour sinistres non encore manifestés” (PSNEM) which is required by French regulation and calculated in accordance with a mandatory 10-year table for warranties on construction projects. The PSNEM reserve amounted to €1,126 million as of December 31, 2005.

IFRS 4 requires the Company to report this amount as part of the claims reserve; however, the underlying actuarial basis for the calculation is of a similar nature to a premium reserve. As a result, the development pattern is not consistent with a typical property and casualty reserving pattern. Accordingly, the Company believes that including it in the existing loss reserve development tables would make the presentation less meaningful to the user of the financial statements, as compared to the current table. In future filings, the Company will specify that the 'non-developed' construction reserves are limited to the so-called “PSNEM” reserve.

The Company agrees with the Staff that the reconciliation provided on page 58 is not explicitly required by Industry Guide 6; however, the Company believes that, since it does not include the specific reserves discussed above in the loss reserve development tables, the reconciliation is useful information for the users of the financial statements.

Comment #3

Item 4: Information on the Company
Loss Reserve Development: Property and Casualty and International Insurance (excluding AXA Re), page 55

It appears that you are calculating the cumulative redundancy (deficiency) as the difference between ‘gross reserves for unpaid claims and claims expenses developed in 2005’ and ‘reserve re-estimated at’ the end of each period presented. In accordance with Industry Guide 6 the cumulative redundancy (deficiency) should be calculated as the difference between ‘gross reserves for unpaid claims and claims expenses developed initially at the booking date’ and ‘reserve re-estimate at’ the end of each period presented. Please provide us a revised table to correctly show the cumulative redundancy (deficiency). This also applies to your AXA Re table and to the table on page F-130. In addition, tell us what the amount of the difference between ‘gross reserves for unpaid claims and claims expenses developed in 2005’ and ‘reserves re-estimated at’ the latest period presented represents and why it is meaningful to an investor.

Response

The Company believes that the current presentation of its loss reserve development tables (for property and casualty and international insurance and AXA Re) complies with Industry Guide 6 and each employ the most appropriate and meaningful method of presenting the impact of major acquisitions over the last ten years. However, the Company agrees that its discussion accompanying the loss reserve development tables could be improved in order to facilitate a better understanding and will include specific improvements, discussed below, in future filings.

AXA prepares its loss reserve development tables by adding new diagonals (that is, actual experience) based on the current scope of business. As a result, the new diagonals include the effect of AXA’s acquisitions since 1995. We believe this is appropriate due to the material impact of those acquisitions. The property and casualty reserves on AXA's balance sheet increased compared to the year 1995 and prior occurrence years by approximately twice the amount of reserves initially accounted for on AXA's balance sheet as published at December 31, 2005 (€5,712 million). The primary acquisitions affecting property and casualty reserves were UAP in 1997 and Guardian Royal Exchange in 1999.

In order to obtain meaningful figures for redundancies (deficiencies) shown in the table, we believe that the new diagonal added each year to the triangle should be compared to initial reserves “re-measured” on a scope equal to the current one. Similarly, the new diagonals reflect current exchange rates as we also believe that re-measuring the initial reserves with current exchange rates is appropriate in order to compute meaningful amounts of redundancies (deficiencies).

Accordingly, the Company provides the line “gross reserves for unpaid claims and claims expenses developed in 2005”. This line reflects, for each year appearing in the columns of the table, the amount of reserves AXA would have booked initially, had it operated on a scope equal to the current one and using current exchange rates.

The Company believes that alternative presentations are less relevant and meaningful for the following reasons:

1.	Preparation of the table so that all columns retain the initial scope:
The Company believes that this presentation is less meaningful because (a) the size of AXA's acquisitions in the last ten years makes it more relevant to disclose redundancies and deficiencies on the entire new scope rather than on the historical scope which did not include the majority of the business, and (b) in connection with the acquisitions, the Company merged the portfolios of the acquired companies with those of the Company, including transferring the portfolios onto the Company's information technology systems, and manages the portfolios on the basis of the entire merged portfolio, including estimation of IBNR (Incurred But Not Reported).

2.
Preparation of the table so that new diagonals are based on the current scope (consistent with the Company's current presentation), along with updates of previous diagonals in order to obtain a full triangle on the current scope of business:

The Company believes that this presentation is less meaningful because it would result in the modifications of the development patterns prior to the acquisition date.

In order to help readers better understand the changes that appear from one diagonal to the next one, the Company will provide additional explanations in future filings, as explained below, and will also describe in more detail the mechanics of the table, including the following:

•	Rename the line “Gross reserves for unpaid claims and claims expenses developed in 2005” as “Initial reserves re-measured on the current scope of reserves developed and using current exchange rates”.

•	Re-write the footnotes (b), (c) and (d) in the table on page 55, as well as (c) and (e) in the table on page 57, in order to clarify for the reader the impacts of changes in scope.

•	Expand the paragraph “Loss reserve development” on page 54 in order to give additional examples of how to interpret the movements shown in the table with regard to AXA specifics.

Comment #4

Environmental, Asbestos and Other Exposures, page 58

Due to the highly uncertain nature of these exposures please provide us in disclosure-type format more precise insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. Disclosure you should consider, but not be limited to, includes the following information:
a.	the number of claims pending at each balance sheet date;
b.	the number of claims reported for each period presented;
c.	the number of claims dismissed, settled, or otherwise resolved for each period;
d.	the nature of the claims including relevant characteristics of the claimant population (e.g. involves a large number of relatively small individual claims of a similar type);
e.	the total settlement amount for each period;
f.	the cost of administering the claims;
g.	emerging trends that may result in future reserve adjustments; and
h.	if management is unable to estimate the possible loss or range of loss, a statement to that effect.

Response

In future filings, the Company will include the following disclosures in order to provide the reader with additional information with respect to its exposure to environmental, asbestos and other exposures:

AXA continues to receive claims from policies written in prior years asserting damages from asbestos-related and environmental-related exposures. These asbestos claims relate primarily to bodily injuries suffered by those who came in contact with asbestos, while environmental claims relate primarily to pollution related clean-up costs.

AXA’s exposure to asbestos and environmental (“A&E”) claims originates primarily from the following contracts:
•
Insurance or reinsurance of US-originated risks: This exposure arises primarily from the reinsurance of US cedants or from direct policies written in the London Market (excess of primary covers). The underlying exposure is made-up of both asbestos and pollution claims.

•	Employers liability insurance in Europe: This created exposure to asbestos-related claims, in particular in the UK market.

There is considerable uncertainty as to the future cost of A&E claims. The ultimate cost of claims is very much dependent on legal factors that are difficult to predict with any certainty. There have been in the past, and continue to be, frequent occurrences of inconsistent court decisions and judicial interpretations regarding the extent of liability and the level of damages awarded.

It is common to have issues of allocation of responsibility among potentially responsible parties, as well as involvement of multiple insurers and multiple policy periods. Such issues add considerable coverage uncertainties.

Asbestos-related claims typically have very long latency periods. For instance, mesothelioma can take in excess of 40 years to develop after inhalation of asbestos fibers. This latency period makes it difficult to estimate accurately the future number of asbestos-related claims, the future potential liability associated with such claims and creates unusual sensitivity to future legal and economic developments.

AXA actively manages its exposure to A&E claims. Most of the Group’s A&E claims are managed by AXA Liabilities Managers, a specialized unit in charge of managing the Group’s non-life run-offs.

AXA Liabilities Managers manages these risks in a proactive manner, with a view to reducing AXA’s exposure to the uncertainties in these claims. All A&E claims are thus managed by dedicated teams of experts who use a variety of claims-resolution techniques. In addition, AXA Liabilities Managers focuses specifically on final resolutions of exposures, either through commutations or other solutions.

The calculation of reserves for A&E risks raises specific difficulties as conventional reserving techniques cannot be used for evaluating IBNR. As a result, AXA evaluates the future cost of those claims using a range of specific methods based either on exposure analysis, frequency / cost projections or reserving benchmarks. A&E reserves are reviewed on a yearly basis to ensure that they adequately reflect the latest claims experience, as well as legal and economic developments. Consistent with AXA’s reserving practices, and despite the particularly long-tail nature of those risks, reserves for A&E are undiscounted.

Due to the uncertainty surrounding A&E claims, it is not possible to determine their future cost with the same degree of certainty as for other types of claims. Although AXA considers the reserve for A&E claims to be adequate, it is possible that, under some adverse scenarios, they may turn out to be insufficient to cover future losses.

In addition to the supplemental disclosures presented above, the Company proposes to include the following quantitative information in future filings, beginning with the 2006 Form 20-F:

KEY RESERVES DATA FOR ASBESTOS

	200x		200x
Data in EUR Million, unless otherwise stated	Gross	Net	Gross	Net

EVOLUTION OF RESERVES
Reserves for losses and loss expenses at beginning of year
Impact of change in exchange rates
Losses and loss expenses incurred
Losses and loss expenses paid
Reserves for losses and loss expenses at end of year
of which Reported losses
of which IBNR losses

RESERVES ADEQUACY RATIOS

3 - Year Survival ratio excluding commutations *

IBNR / Case Reserves

Cumulative Payments to date / Projected Ultimate Cost

* Average yearly payments over the last 3 years (excluding in respect of commutations) / Reserves at the end of the year

KEY RESERVES DATA FOR ENVIRONMENTAL POLLUTION

	200x		200x
Data in EUR Million, unless otherwise stated	Gross	Net	Gross	Net

EVOLUTION OF RESERVES
Reserves for losses and loss expenses at beginning of year
Impact of change in exchange rates
Losses and loss expenses incurred
Losses and loss expenses paid
Reserves for losses and loss expenses at end of year
of which Reported losses
of which IBNR losses

RESERVES ADEQUACY RATIOS

3 - Year Survival ratio excluding commutations *

IBNR / Case Reserves

Cumulative Payments to date / Projected Ultimate Cost

* Average yearly payments over the last 3 years (excluding in respect of commutations) / Reserves at the end of the year

Comment #5

Critical Accounting Policies, page 77

We believe this disclosure could be improved to provide investors with a fuller understanding of the uncertainties in applying critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. For all critical accounting estimates, except for your liabilities arising from property-casualty insurance, which is discussed in comment 8, please provide to us in a disclosure-type format revisions to your critical accounting policies to disclose the uncertainties involved in applying the principle and discuss the variability that is reasonably likely to result from the application for those accounting policies identified as most critical to management. See Release 33-8350.

Response

Please find below the disclosures, by topic, that the Company will add to its existing discussion of the critical accounting policies in response to the Staff’s comment. This additional disclosure will be included in AXA’s future filings and need to be reviewed in connection with the Company’s already existing disclosure in Item 5.

Investments

The fair values of the investments are subject to market risks, primarily interest rates, equity prices and foreign currency exchange rates.

AXA’s exposure to market risk is reduced by its broad range of operations and geographical positions. Furthermore, a large portion of AXA’s Life & Savings operations involves separate-account or related products, in which most of the financial risk is borne directly by policyholders (approximately 30% of total investments).

Interest Rate Risk

The fair values of AXA’s fixed maturity investments and notes payable and other borrowings will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally result in decreases and increases in fair values of those instruments. Fixed interest rate investments may be more sensitive to interest rate changes than variable rate investments. The table below presents the exposure of investments sensitive to either fair value or cash flow interest rate risks, with the indication of whether the potential changes in the interest rate curves would impact the equity or the net income of the Company.

In billion euros	Net carrying amount by maturity as of December 31, 2005
	12 months or less	More than 1 year up to 5 years	More than 5 years	Total net carrying value
INVESTED FINANCIAL ASSETS EXPOSED TO FAIR VALUE INTEREST RATE RISK
Fixed maturities available for sale	11	42	133	185
Fixed maturities at fair value through profit and loss (1)	3	15	8	26
Fixed maturities held by consolidated investment funds (2)	0	16	3	19
SUB-TOTAL FIXED MATURITIES	14	74	143	230
Loans at amortized cost	1	4	11	15
Loans available for sale	0	0	0	0
Loans at fair value through profit and loss(1)	0	0	0	0
SUB-TOTAL LOANS	1	4	11	15
TOTAL - Invested financial assets exposed to fair value interest rate risk	14	77	154	245
INVESTED FINANCIAL ASSETS EXPOSED TO CASH FLOW INTEREST RATE RISK
Fixed maturities available for sale	0	2	8	10
Fixed maturities at fair value through profit and loss (1)	0	0	1	1
Fixed maturities held by consolidated investment funds (2)	0	0	0	0
SUB-TOTAL FIXED MATURITIES	0	2	8	11
Loans at amortized cost	0	0	2	3
Loans available for sale	0	0	0	0
Loans designated at fair value through profit and loss (1)	0	0	0	0
SUB-TOTAL LOANS	0	0	2	3
TOTAL - Invested financial assets exposed to cash flow interest rate risk	1	3	10	13
TOTAL INVESTED FINANCIAL ASSETS EXPOSED TO INTEREST RATE RISK	15	80	164	259

Excludes loans and bonds held until maturity, unlisted bonds, the impact of derivatives (detailed in section 20.3) and loans and bonds representing contracts where the financial risk is borne by the policyholders.
(1) Corresponds to financial assets held for trading purposes and financial assets recognized at fair value through income.
(2) Recognized at fair value through income.

Additionally, fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions. The following table shows the fixed maturity securities by issuer:

(million euros)	Dec 31, 05	Dec 31, 04
	Carrying value (1)	Carrying value (1)
Fixed maturies of the French State
Fixed maturities of Foreign States
Fixed maturities of French or Foreign local administration
Fixed maturities of the public and semi-public sectors
Fixed maturities of the private sector
Fixed maturities guaranteed by a mortgage
Fixed maturities from other issuers
Hedging derivatives and other derivatives
	29 749 81 364 2 237 36 830 77 229 7 779 5 829 36	31 897 61 849 7 504 29 347 67 704 12 636 4 654 367
FIXED MATURITIES	241 052	215 959
(1) excludes potential effect of hedging derivatives, other derivatives, macro hedge and speculative (section 20.3). Fair value is equal to carrying value.

Equity Price Risk

The carrying values of investments subject to equity price risk are, in almost all instances, based on quoted market prices as of the balance sheet dates. Market prices are subject to fluctuation and, consequently, the amount realized in the subsequent sale of an investment may differ significantly from the reported market value. Fluctuation in the market price of a security may result from, among other things, perceived changes in the underlying economic characteristics of the investee, the relative price of comparable investments and general market conditions.

The table below presents the exposure of the group to equity price risk and whether the potential fluctuations would impact the equity or the net income of the Company. Furthermore, amounts realized in the sale of a particular security may be affected by the relative quantity of the security being sold.

In million euros	Finance	Consumer	Energy	Communications	Industrial	Utilities	Basic Materials	Technology	Other	TOTAL
Equities available for sale Equity securities at fair value through profit and loss	10 034 3 383	3 055 3 530	3214 144	1 117 51	3 853 511	1 892 460	1 553 606	1 316 226	2 394 1 986	28 429 10 897
Sub-total Equities held directly	13 417	6 585	3 359	1 168	4 364	2 352	2 159	1 542	4 380	39 326
Equities held by consolidated mutual funds (2)	3 871	691	352	181	376	53	399	315	2 126	8 364
TOTAL EQUITIES as at December 31, 2005 (1)	17 288	7 276	3 710	1 349	4 740	2 405	2 559	1 857	6 506	47 690
(1) Excludes the impact of derivatives (detailed in section 20.3) and securities in real estate companies
(2) Recognized at fair value through profit and loss

Foreign Currency Risk

AXA’s market risks associated with changes in foreign currency exchange rates affecting invested assets held by the Company are concentrated in a limited number of portfolios of bonds and equity securities dominated in foreign currency. Most of them back policyholders’ liabilities denominated in the same foreign currency. Those for which it would not be the case are often subject to foreign currency hedges. Therefore, the Company’s exposure to foreign currency risk is limited.

Credit Risk

Counterparty credit risk is defined as the risk that a third party in a transaction will default on its commitments. Given the nature of its core business activities, AXA monitors two major types of counterparties, using methods suitable to each type:

•
Investment portfolios held by the Group’s insurance operations (excluding assets backing separate-account products where risk is borne by policyholders) as well as by banks and holding companies. These portfolios give rise to counterparty credit risk through the bonds and derivative products held within them. The breakdown of the Company’s portfolio regarding the rating by bond issuer provides the following:

•	Receivables from reinsurers resulting from reinsurance ceded by AXA.

The Group's top 25 reinsurers accounted for 73% of reinsurers' share of insurance and investment contract liabilities in 2004, and 76% in 2005. The breakdown of all reserves ceded to reinsurers by rating is as follows, taking into account only the ratings of these top 25 reinsurers:

Non-Publicly Traded Investments

AXA’s investment portfolio includes non-publicly traded investments, such as venture capital investments, private equity limited partnerships, joint ventures, other limited partnerships, and certain fixed income securities. Certain venture capital investments that are controlled by AXA are consolidated in the Company’s financial statements. The Company uses the equity method of accounting for joint ventures, for certain limited partnerships and certain private equity securities.

The fair value of the hedge fund investments is based on an estimate determined by the company for which there is no public market. AXA reviews such factors as recent filings, operating results, balance sheet stability, growth, and other business and market sector fundamental statistics in estimating fair values of specific investments. Other non-publicly traded securities are valued based on factors such as management judgment, recent financial information and other market data. An impairment loss is recognized if, based on the specific facts and circumstances, it is probable that the Company will not be able to recover all of the cost of an individual holding.

Derivatives

Derivative financial instruments are primarily used to reduce the exposure to market risk and in conjunction with asset/liability management. The fair value of exchange traded derivative contracts is based on independent market quotations, whereas the fair value of non-exchange traded derivative contracts is based on either widely accepted pricing valuation models which use independent third party data as inputs or independent third party pricing sources.

When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value, or foreign currency cash flow hedges.

When a derivative is designated as an accounting hedge, the hedging relationship, risk management objective and strategy are formally documented. The documentation identifies the hedging instrument, the hedged item, the nature of the risk being hedged and the assumptions used to assess how effective the hedging instrument is in offsetting the exposure to changes in the hedged item's fair value attributable to the hedged risk. In the case of a cash flow hedge, this documentation includes the exposure to changes in the hedged transaction's variability in cash flows attributable to the hedged risk. At each reporting date, a test is performed to verify that the hedging instrument continues to be highly effective in offsetting the hedged risk.

Liabilities arising from insurance and investment contracts

Life Reserves

Long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses are used when establishing the reserve for life-contingent contract benefits. Discount rate assumptions are determined at the time the policy is issued based upon prevailing technical rates used in the pricing for most contracts (see below a table presenting the average used discount rates). Mortality, morbidity and policy termination assumptions are based on the respective local regulations and when these are assessed to be inadequate, the Company adjusts the assumptions based on our experience.

Liquidity needs can be affected by fluctuations in the level of surrenders, withdrawals and guarantees to policyholders in the form of minimum income benefits or death benefits, particularly on variable annuity business.

The following general risks are applicable:
•	Interest rate risks
–	A rise in bond yields reduces the value of bond portfolios, which may lead to a liquidity risk in these portfolios or a real loss of value if the rise in yields is related to a rise in inflation.
–
Lower yields on fixed-income investments increase the value of bond portfolios, and therefore present risk for certain contracts that provide guaranteed rates. On the other hand, a prolonged period of low yields would have an impact on the pricing of these products. However, these types of risks are monitored by ALM techniques.

•	Foreign-exchange rate risk is relatively limited as commitments in foreign currencies are largely backed by assets in the same currencies.
•
Inflation is a risk (more specifically in the property and casualty business), since it increases the compensation payable to policyholders, with the effect that, if it is not adequately taken into consideration, actual claims payments may exceed the reserves set aside. This risk is particularly significant for long-tail businesses.

Life and Non life reserves: discount rates

As shown in the table below, 97% of Life & Savings reserves (excluding unit-linked contracts) are discounted. 13% of such reserves are subject to a revision of the discount rate and the value of these reserves will be sensitive to both increases and decreases in interest rates.

The rate set at inception is retained in 83% of the cases, subject to the liability adequacy test discussed in note 1. Such liabilities are not sensitive to an increase in interest rates but may have to be strengthened if the liability adequacy test presents a need for adjustment in a decreasing interest rates environment.

By convention, contracts with zero guaranteed rates are deemed non-discounted, except for products offering guaranteed rates updated annually and for one year. These contracts are presented in discounted reserves.

Contracts whose assumptions are revised in the financial statements at each closing mainly consist of certain UK with-profits contracts and reserves for guarantees (e.g. Guaranteed Minimum Death Benefits - GMDB).

In Property & Casualty business, most reserves (94%) are not discounted, except for incapacity and disability contracts and annuity motor mathematical reserves, which also undergo regular revision of the discount rate. Such reserves are not sensitive to interest rate risks.

The rates presented in the table below correspond to weighted average rates for the whole of the portfolio under consideration. They should be analyzed with caution. For contracts with guaranteed rates that are revised annually, rates are established at the closing date. Amounts are shown in euro millions.

	December 31, 2005		December 31, 2004
	Carrying value	Average discount rate %	Carrying value	Average discount rate %
Life & Savings - locked-in discount rate	193 557	3,40%	179 722	3,52%
Life & Savings - unlocked discount rate	30 615	3,17%	29 119	3,33%
Life & Savings - undiscounted reserves	7 976		7 653
Sub-total Life & Savings	232 148		216 494
Discounted reserves - locked-in discount rate	2 082	3,57%	1 468	4,50%
Discounted reserves - unlocked discount rate	844	2,17%	845	2,31%
Undiscounted reserves	44 942		41 568
Sub-total - Property & Casualty and international insurance	47 868		43 881
TOTAL INSURANCE AND INVESTMENT CONTRACTS	280 017		260 375

(1) Subject to liability adequacy tests
Amounts are presented excluding the impact of derivatives on insurance and investment contracts (presented in section 20.4) and excluding liabilities related to unearned revenues and fees, and to policyholder bonuses. Liabilities relating to contracts where the financial risk is borne by policyholders are also excluded.

Specific focus on guarantees features

The risk of GMDB and GMIB (Guaranteed Minimum Income Benefit) features to AXA is that protracted under-performance of the financial markets could result in benefits being higher than accumulated contract-holder account balances could support. Reserves are established for these features on the basis of actuarial assumptions related to projected benefits and related contract charges. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected rates of return and volatility, contact surrender rates, mortality experience, and for GMIB the election rates. There can be no assurance that ultimate experience will not differ from management’s estimates.

The different impairment methodologies are described in the note 1.11.2 of Item 18 of the financial statements. In addition to providing for risk through establishing reserves, AXA also manages the risk through a combination of reinsurance programs and active financial management programs including investment in exchange-traded futures contracts and other instruments.

Guaranteed annuity purchase rates provide contract-holders with a guarantee that at a future date the amount accumulated within their contract will be able to purchase a lifetime annuity at currently defined rates. The risk to AXA in these features is either that longevity will improve significantly so that contract-holders electing to exercise this benefit will live longer than assumed in the guaranteed purchase rates, or that investment returns during the payout period will be lower than assumed in the guaranteed purchase rates. Reserves are established for these features on the basis of actuarial assumptions related to projected benefits and related contract charges. The determination of this estimated liability is based on models which involved numerous estimates and subjective judgments, including those regarding expected rates of return and volatility, contract surrender rate, mortality, and benefit election rates. There can be no assurance that ultimate experience will not differ from management’s estimates. In addition to providing for risk through establishing reserves, AXA also manages these risks through asset-liability management programs including interest rate floors to protect against declines in the interest rate environment.

However, 29% of AXA’s life insurance mathematical reserves cover separate-account (unit-linked) products that do not affect AXA’s risk exposure. This category includes products that provide a guarantee on invested capital in the event of death. On these products, the underlying financial market performance is passed on to policyholders in full. In cases where these products include interest-rate guarantees, they are usually managed by a financial partner within the separate account. Consequently, they do not present any market risk.

Comment #6

First Time adoption of IFRS, page 82

Please provide us, in disclosure-type format, disclosure that discusses material adjustments in the cash flow statement for the period ending December 31, 2004 resulting from the transition to IFRS from French GAAP as may be required by paragraphs 38 and 40 of IFRS 1.

Response

There are no conceptual or presentation differences between French GAAP and IFRS with respect to cash flows that resulted in a material adjustment due to the transition from French GAAP to IFRS. Notably, the adoption of IFRS resulted in a change in scope of consolidation leading to an increase of “cash and cash equivalents” of €0.4 billion at January 1, 2004 and of €1.1 billion at December 31, 2004. This change in scope of consolidation mainly relates to the inclusion of investment funds and real estate companies not previously consolidated in French GAAP, as disclosed.

Upon preparation of the cash flow statement under IFRS, the Company determined that prior classifications of cash flows under French GAAP should be revised to better reflect the nature of the cash flows under IFRS. The Company concluded that the resulting changes were not significant to the transition from French GAAP to IFRS and did not require disclosure in the financial statements.

Comment #7

UAP, page 84

We do not understand the reason for recording the additional goodwill of £178 disclosed in this section. Please provide to us a detailed explanation of how the adjustment to the carrying amount of goodwill in the opening IFRS balance sheet complied with the requirements of paragraphs B2 (g) (i-iii) of IFRS 1.

Response

As permitted by IFRS 1, AXA chose not to restate past business combinations for the application of IFRS 3 based on the option available. As a result, past business combinations entered into prior to January 1, 2004 are accounted for on a French GAAP basis in the IFRS financial statements. However, based on the guidance included in Appendix B of IFRS 1, while the classification of the business combination does not change, the amount allocated to the assets and liabilities can change.

The "value of business in force" ("VBI") intangible asset recognized under French GAAP for investment contracts with no discretionary participating features does not qualify for recognition as an asset under IFRS. However, VBI can be recognized under IFRS 4 for insurance contracts and investment contracts with discretionary participating features.

Accordingly, in accordance with IFRS 1 B2 (c) (i), as set forth below, AXA reclassified the VBI for investment contracts with no discretionary participating feature to goodwill in connection with its first-time adoption of IFRS:

B2 (c) The first-time adopter shall exclude from its opening IFRS balance sheet any item recognised under previous GAAP that does not qualify for recognition as an asset or liability under IFRSs. The first-time adopter shall account for the resulting change as follows:
(i) the first-time adopter may have classified a past business combination as an acquisition and recognised as an intangible asset an item that does not qualify for recognition as an asset under IAS 38 Intangible Assets. It shall reclassify that item (and, if any, the related deferred tax and minority interests) as part of goodwill (unless it deducted goodwill directly from equity under previous GAAP, see paragraph B2(g)(i) and B2(i)).
(ii) the first-time adopter shall recognise all other resulting changes in retained earnings.

Comment #8

Item 5: Operating and Financial Review and Prospects
Liabilities arising from insurance and investment contracts, page 80
Property and Casualty Claims Reserves, page 80

We believe your disclosure regarding the estimation of the reserve for loss and adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial conditions and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a.	Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented.

b.	Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves and from the costs associated with the claims settlement management.

c.	Please describe the methods you used to determine your reserve for loss and loss adjustment expense in addition to your current disclosures included on page 52. Please ensure this description:

1)	Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.
2)	Identifies the unique development characteristics of each material short-tailed and long-tailed line of business.
3)
Describes the methods you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

d.
If management has added an incremental provision to the reserve for loss and loss adjustment expense determined by your actuaries, quantify the incremental provision, describe the method used by management to determine it and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why management believes it is necessary.

e.
From information presented in the loss reserve development tables on pages 55 and 57, it appears that you have significantly revised your provision for losses of insured events of prior years. Please provide the following to explain the reasons for your change in estimate during the two years ended December 31, 2005:

1)
Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

2)	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required

f.	Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

1)
For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

2)
Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

g.
In order to show investors the potential variability in the most recent estimate of your loss reserve quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Response

In response to this comment, the Company will provide the following information in future filings:

AXA is required by applicable insurance laws and regulations, and generally accepted accounting principles to establish reserves for outstanding claims (claims which have not yet been settled) and associated claims expenses that arise from its Property & Casualty and International Insurance operations. AXA establishes its gross insurance liabilities, or claims reserves, by product, type of insurance coverage and year, and charges them to income as incurred.

Claims reserves (also referred to as “loss reserves”) fall into two categories as follows:
•
Reserves for reported claims and claims expenses. These reserves are for outstanding claims which have not yet been settled and are generally based on undiscounted estimates of the future claims payments that will be made in respect of the reported claims, including the expenses relating to the settlement of such claims; and

•
Reserves for incurred but not yet (or not enough) reported (“IBN(E)R”) claims and claims expenses. IBNR reserves are established on an undiscounted basis, to recognize the estimated cost of losses that have occurred but have not yet been notified to AXA. These reserves, like the reserves for reported claims and claims expenses, are established to recognize the estimated costs, including the expenses associated with claims settlement, necessary to bring claims to final settlement.

The initial estimation of the original gross claims reserve is based on information available at the time the reserve was originally established. However, claims reserves are subject to change due to the number of variables that affect the ultimate cost of claims, such as: (i) developments in claims (frequency, severity and pattern of claims) between the amount estimated and actual experience, (ii) changes arising from the occurrence of claims late in the financial year for which limited information may be available at year end (iii), judicial trends, and regulatory changes, and (iv) inflation and foreign currency fluctuations.

In future filings, the Company will disclose the attached table; presenting the amount of the reserve for loss and loss adjustment expense for each year presented as well as the split between IBNR, case reserve and costs associated with claims settlement management.

In line with the decentralized organization of the AXA Group, the local chief reserving actuary of each operating insurance company is responsible for the assessment and setting of the claims reserves. An internal review is performed by the risk management organization. In addition, AXA Liabilities Managers is responsible for the management and assessment of major run-off reserves.

When assessing claims reserves, actuaries do not rely on one individual calculation but use many methods such as triangle development methodologies (e.g.: Chain-Ladder or Link ratio), “a priori assumptions methods” (e.g.: Expected loss ratio), mixed methods (e.g.: Bornhuetter-Ferguson, Cape Cod), exposure methods and frequency and severity estimations. After discussing with claims managers, pricing actuaries and underwriters, several assumptions are selected for one set of homogeneous claims. This discussion results in a range of reasonable estimates. Considering the level of risk and uncertainties of future experience for each line of business in the local environment, actuaries select the best estimate within this range.

The same general approach applies to claims expenses reserves (Unallocated Loss Adjustment Expenses-ULAE) which are also assessed locally based on local cost allocation analysis and standard methods. Actuaries verify on a regular basis if such methods and corresponding assumptions are appropriate.

Both internal and common industry best practices suggest that methods and assumptions are selected depending on data availability, reported claims to-date, local regulations, claims management practices, pricing and underwriting information and the nature of the business or claims (long tail or short tail, large or normal claims, prior or recent accident year).

Coverage types are usually classified as either long tail or short tail, based on the average length of time between the event triggering the claim and the final settlement of the claim (duration). However, the duration varies from one country to another even for the same line of business. This depends notably on the entities’ claims management, local market practices and specific coverages existing under the local environment.

Short tail claims are reported and settled more quickly resulting in less estimation uncertainty. The main businesses underwritten by AXA which fall in this category are Property and Motor Own Damage.

Long tail businesses are typically exposed to greater estimation uncertainties. The primary long tail businesses underwritten by AXA are Employers Liability, Third Party Liability (TPL), Motor Bodily Injury (BI), and Construction.

Another consideration relating to differences among lines of business is that some lines are exposed to large individual claims such as natural events or industrial property claims. The assessment of those claims requires specific estimation methods and needs to be performed in conjunction with the claims department (and Cat experts if needed).

The three most significant lines of non-life business underwritten by AXA are (excluding international insurance):

•	Property which is a short tail business and can be impacted by the severity of claims (natural events).

•
Third Party Liability which is a long tail business. These policies are usually subject to substantial loss development over time as facts and circumstances changes in the years following the policy issuance. This line of business requires projection of various trends including future claims inflation and judicial interpretations.

•	Motor which is both short tail (Motor Own Damage) and long tail (Motor TPL, BI) coverages.

Actuaries analyze the main coverages further by distribution network and other factors to obtain homogenous sets of claims and ensure proper reserves analysis. The specific distinction varies locally depending on products features and local regulation.

The following supplemental information for the Staff is not provided in a disclosure-type format as these responses relate to clarification of the Company's processes:

•	By definition as well as in practice, the amount of IBNR is calculated as the difference between ultimate unpaid liability and the reserves for reported claims.

•
As part of its responsibility for the accounts, management discusses the reserve estimates with the reserving actuaries and the risk management department. The final reserve is calculated by the actuaries on the basis of various assumptions as discussed above. Therefore, management does not change the reserves as calculated by the actuaries.

•
With reference to the explanations given above, we believe that redundancies appearing in the table do not derive from changes in estimates due to the occurrence of new events, or additional experience/information obtained, which led us to revise our estimation methods. Rather we believe that under consistent methods over time, such redundancies can appear for the following main reasons:

–
in the context of periods where the loss ratio improves, which is applicable to AXA for most of the period presented in the table and especially between 2002 and 2005, actuarial estimates based on prior years experience tend to slightly defer over time the emergence of the improvement;

–	a decrease in inflation similarly leads to redundancies;

–
certain types of coverage, such as Marine, Aviation and Third Party Liability, as well as reinsurance, are characterized by a low level of case by case information available at the end of the first year, leading to more substantial revisions to the estimates in the first years of development; and

–
claims handling costs expensed each year by the companies can not always be allocated by occurrence year. As a consequence, part of the claims handling costs is released in the table without being offset by payments, thus adding redundancies.

Regarding the movements observed on the last two years on the table on page 55, the main redundancies are shown in the most recent columns 2002, 2003 and 2004, reflecting mainly the above-described catch-up to a stable loss ratio, while other years show in general a stable development.

Regarding the AXA Re table on page 57, we believe that the third reason mentioned above (low level of case by case information) is the main source of explanation of the redundancies (deficiencies) shown in the table.

•
As mentioned above, reserve estimations are done locally and assumptions are set according to the local environment. It is therefore not relevant to discuss these assumptions at a Group level. Local main assumptions generally include:

–	Future inflation assessment,
–	Legal trends (e.g. punitive damage),
–	Impact of any deviation compared to average experience (e.g. weather conditions, economic environment).

The fact that all assumptions are highly dependent on the local environment is consistent with the description of the process as presented above. As a consequence, we consider that it is not possible to discuss those local assumptions from the Group’s perspective, be it for past changes in assumptions or for the sensitivities to future ones.

As stated above, the Company will disclose the following table in future filings:

 December 31, 200x
 in euro millions
Claims Reserve Split	Case Reserves	Claim Expense reserves	IBNR	TOTAL claims reserves including IBNR and expenses	Unearned premium reserves & Others	Total Technical Liabilities
Motor

Property

Liability

Other
Total Personal Lines
Motor

Property

Liability

Other
Total Commercial Lines
Other
TOTAL - P&C excluding international insurance

Motor

Property

Liability

Marine and Aviation

Other
Total International Insurance

Question #9

Item 5: Operating and Financial Review and Prospects
Liabilities arising from insurance and investment contracts, page 80
Property and Casualty Claims Reserves, page 80

Please discuss and quantify the effect that your ceded reinsurance activities had on financial position, results of operations and cash flows for the periods presented. Also discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

Response

Based on the Staff's comments, the Company will include the following disclosure in future filings:

The Company uses reinsurance ceded as an element of its overall risk management program primarily to mitigate property and casualty losses that may occur from catastrophes. Accordingly, its impact on the cash flows of the company may vary widely from one year to another, depending on the occurrence or declaration of related claims under this coverage. However, the Company’s consolidated financial position and results of operations are not significantly dependent on the changes in the net result of reinsurance ceded as such changes are offset by corresponding changes in gross technical charges (see also note 23 of the consolidated financial statement in Item 18 of the 2005 Form 20-F).

In 2005 and 2004, the overall net impact of this activity to AXA was relatively small; approximately 5% of total property and casualty premiums and liabilities were ceded as disclosed in note 15 and note 23 of the Company’s 2005 consolidated financial statements.

Since the 1980’s, non-proportional reinsurance has been replacing traditional proportional reinsurance. The main consequence of this long-term market trend to more coverage of peak and catastrophe risks has been an overall reduction of premium ceded to reinsurers, since non-proportional treaties generally cede less premiums than proportional treaties.

The recent history of unforeseen events such as terrorist attacks and catastrophic hurricanes, typhoons and windstorms have indicated some weaknesses in reinsurance companies' business models and their ability to assess risk correctly. Under the assumption that the reinsurance market has adequate capacity, the Company conducts actuarial analyses and modelling of its ceded risk in parallel to the work done by reinsurers (see F-72). As a result of these analyses, since 2002, the Company has been able to retain additional levels of risk through an internal group reinsurance pool (which would have been otherwise ceded to external reinsurers, see also note 5 of the consolidated financial statements). Due to the mutualisation of risk through the internal reinsurance pool, the Company has been able to reduce the overall risks ceded to external reinsurers and purchase on the reinsurance market a cover that is more effective than the incremental addition of local reinsurance covers through individual subsidiaries. The level of catastrophe cover purchased by the Company (and particularly the main one covering European windstorms) is adjusted every year according to the change in exposure of the Group.

Comment #10

Liquidity and Capital Resources
Supplementary Information - Contractual Obligations, page 127

We note that you have not included estimated payments associated with your liabilities arising from insurance contracts and certain policyholder accounts in the contractual obligation table. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items is inconsistent with the objective of the Item 303 (a) (5) of Regulation S-K. Due to their significance, we believe that exclusion of these liabilities from the contractual obligation table limits the investors’ evaluation of your liquidity and capital resources. Please provide us in disclosure-type format a revised table that includes the expected payments associated with these liabilities.

Response

In light of the Staff’s comment, the Company will, beginning with its annual report on Form 20-F for the year ending December 31, 2006, include disclosures in the “Contractual Obligations and Commitments” table regarding the expected settlement period of liabilities arising from insurance and investment contracts. In addition, the Company will provide detailed explanations in the footnotes to this table regarding the limitations and uncertainties in determining the expected settlement period of the actuarial liabilities.

The proposed revised table will be in the same format of the Contractual Obligations table included in AXA’s Form 20-F for the year ended December 31, 2005, adjusted to respond to the Staff's comments. We plan to include this adjusted Contractual Obligations table and related footnote as the basis for the Contractual Obligations table in future filings. This table in future filings will include a line item for liabilities arising from insurance and investment contracts, which includes expected cash flows associated with future payments and a detailed footnote explaining the underlying bases and assumptions used to determine the related cash outflows.

	12 months or less	More than 1 year up to 5 years	More than 5 years	Total
Liabilities arising from insurance and investment contracts (1)

(1) Liabilities arising from insurance and investment contracts represent estimated cash flows related to the payment of death and disability claims, policy surrenders and withdrawals, annuity payments, minimum guarantees on unit-linked contracts, matured endowments, payments under property and casualty contracts and accident and health contracts, policyholder dividends and future renewal premium-based and fund-based commissions offset by contractual future premiums and deposits on in-force contracts. These estimated cash flows are based on mortality, morbidity, lapse assumptions and claims payment patterns comparable with AXA's experience. These amounts are undiscounted and, therefore, exceed the liabilities arising from insurance and investment contracts included in the consolidated balance sheet. They do not reflect projected recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows will differ from these estimates (see "Critical Accounting Estimates - Future Policy Benefits and claims reserves"). Unit-linked contracts have been excluded as these liabilities are not exposed to interest-rate or duration risk, except unit-linked contracts with performance guarantees. The Company holds assets perfectly matching the obligations.

Comment #11

Consolidated Financial Statements

Please explain to us why the sale of Advest in December 2005 did not result in a separate line item presentation on the face of the income statements as Note 1.17 on page F-30 appears to suggest. Please tell us why your current presentation and disclosures are considered appropriate for the sale of Advest as discontinued operations in accordance with the requirements of paragraphs 30-35 and paragraph 41 of IFRS 5. In addition, the amount disclosed on pages 72 and 90 as loss on this transaction does not appear to agree with the amount disclosed on pages 92, 93 and 120. Please reconcile these inconsistencies.

Response

With respect to IFRS, the Company evaluated the Advest disposal under the criteria of IFRS 5 paragraph 32 and concluded that it would not be appropriate to treat this sale as a discontinued operation for the consolidated financial statements for the year ended December 31, 2005 because Advest was not a major line of business, was not a part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations and was not acquired with a view of resale.

Under US GAAP, the Company considered accounting for the sale of Advest as a discontinued operation under FASB Statement 144 and concluded that such accounting would be immaterial to the consolidated financial statements.

The total assets, total liabilities and revenues of Advest and their relative percentages of the Group's consolidated accounts were as follows (for the 11 months ended as of November 2005 and compared to the year-end 2004 Group financial statements):

•	Total assets: €628 million representing 0.11% of total consolidated assets;
•	Total liabilities (excluding shareholders equity): €294 million representing 0.054% of total consolidated liabilities; and
•	Revenue: €239 million, representing 0.33% of total consolidated revenues.

With respect to the discrepancy noted in the Staff’s comment, the loss on disposal was equal to €69 million post-tax, as disclosed on pages 92, 93 and 120. Additionally, an operating loss of €2 million was recorded in net income. As a result, the total impact on net income of the transaction was a loss of €71 million as stated on pages 72 and 90.

Comment #12

Consolidated Statement of Cash Flows, page F-6

For insurance contracts where the policyholders carry the investment risk, please explain to us why it appears that you include the related cash in-flows and cash out-flows in your cash flows from operations instead of cash flows from financing activities.

Response

The Company believes that under IFRS 4 (“Insurance phase I”) and IAS 7, there is no requirement that the cash flows related to business where the policyholders carry the investment risk should follow a different treatment than the one applicable to the rest of the insurance activities. Therefore, premiums, benefits and claims related to these contracts are considered to be part of the principal revenue producing activities of the entity (IAS 7.14) and are included in the cash flows from operations. This treatment is consistent with the treatment of the cash flows arising from the other insurance business and with the corresponding treatment in the statement of income. Cash flows related to sales and purchases of financial assets backing such contracts are disclosed in the investing line item.

Comment #13

Note 1: Accounting Policies
1.11 Liabilities Arising from Insurance and Investment Contracts, F-22

It appears that you have not addressed all the disclosures required by IFRS 4. Please provide us in disclosure-type format the disclosures related to your insurance and investment contracts as required by paragraphs 37(c), 37(d) and 39A.

Response

The Company believes that it has presented the disclosures required by paragraphs 37(c), 37(d) and 39 (a) of IFRS 4 in its Form 20-F for 2005.

The required disclosures in paragraphs 37(c), 37(d) and 39(a) of IFRS 4 relate to the explanatory presentation of the various processes, underlying assumptions and objectives of the Company’s internal methods to set IFRS 4 contracts assets and liabilities.

In note 1.6.2, 1.6.4, 1.8, 1.11, 1.12, Note 15 and Note 5 of Item 18, AXA discusses its Group’s general and specific principles to account for the risks associated with IFRS 4 contracts.

The disclosure in note 1 describes the classification of contracts, the various types of contracts (insurance, investments with or without DPF) and related risks. It describes the principles applied to measure the value of business in force and deferred acquisition costs, the Group’s reserving policies and the process used to determine the key assumptions, the application of shadow accounting and the performance of a liability adequacy test.

In Note 15.9.2 to its 2005 consolidated financial statements, AXA presents the various components of policyholders' contract liabilities discounted or not discounted, discount rates either locked-in or unlocked at each closing period, for both life and non-life contracts. The table provides the necessary information to the reader on the most important assumptions used by the Company, the discount rates if any and whether they are revised at the end of each period. Investors can therefore assess if and to what extent changes in interest rate risks may have an impact on the financial statements of the Company.

In Note 5, and more specifically in Notes 5.2.1 (a) (i) and (ii), the Company describes the primary risks which may affect the level of reserves by type of line of business and the way those risks may affect the reserves.

In Notes 1.11 and Note 15, specifically Note 15.9.2, the Company provides the disclosures required by paragraphs 37(c) and 37(d) as it relates to underlying assumptions by type of contract and the possible impact of changes in assumptions.

In Note 5 of Item 18 and more specifically Notes 5.2.1 and 5.3, the Company presents the principles used to manage the risk associated with insurance contracts. By the main categories of risk, AXA discusses the methods used to mitigate the risks associated with all insurance contracts. This part of the disclosure complies with the disclosure requirements of IFRS 4.39(a), as further clarified in the Implementation Guidance of IFRS 4.

Comment #14

Note 3. Scope of Consolidation
Note 3.1.1. Main fully consolidated companies, F-46

Please explain why the change in accounting policy for your interest in AXA General Insurance Hong Kong Ltd., AXA Insurance Singapore and AXA Oyak Holding AS was not retrospectively applied as at January 1, 2004. If retrospective application was not required, please direct us to existing disclosures in compliance with IAS 8, or provide us such disclosures in disclosure-type format.

Response

Prior to 2005, the Company followed the equity method for these entities as they were considered to be immaterial and the difference in accounting for the entities under the equity method versus fully consolidating the entities was not material.

Beginning January 1, 2005, AXA decided to consolidate these three entities based on the expectation of significant growth in revenues, assets and liabilities in future years, given the market environment and the regional and group strategies for AXA.

The disclosure of the effect of not previously consolidating AXA General Insurance Hong Kong Ltd, AXA Insurance Singapore and AXA Oyak Holding AS and its operating subsidiaries was not required because it was not material to AXA in 2004. To illustrate, the consolidation of these entities would have increased consolidated gross revenues by less than 0.9% for the year ended December 31, 2004 and consolidated total assets by less than 0.2% as of December 31, 2004. The impact of consolidation of these entities on 2005 consolidated revenue is disclosed on page 105 in Item 5 - Consolidated operating results.

Comment #15

Note 3. Scope of Consolidation
Note 3.1.3. Investments in equity-accounted companies, F-51

Please explain why the equity method of accounting was considered appropriate instead of full consolidation when accounting for the interest in Compagnie Financière de Paris Crédit, Argovie and AXA Insurance Investment Holding. From the percentage of voting rights and ownership interest disclosed, it appears the company is likely to exercise control over these entities.

Response

The contribution of these entities to the AXA Group consolidated financial statements is immaterial. The full consolidation of these three entities would have increased consolidated gross revenues by less than 0.002% for the year ended December 31, 2005, and consolidated total assets and liabilities by less than 0.02% as of December 31, 2005. Accordingly, the impact of using the equity method of accounting rather than the consolidation method is inconsequential.

Comment #16

Note 32 Summary of Material Differences between IFRS to US GAAP
Note 32.1.3 Business combinations after January 1, 2004
b) Intangible Assets including value of business in force , page F-210

You state under US GAAP FAS 60 values of business acquired are amortized on the basis of collected premiums. Please reconcile what amortized on the basis of collected premiums and what EITF 92-9 states in the first paragraph of the ‘EITF Discussion’ of using an interest method similar to accounting for deferred acquisition costs under FAS 60 and FAS 97.

Response

The Company believes that its accounting for the amortization of VBI complies with EITF 92-9 in that the amortization method used for the value of business acquired is consistent with the amortization methods used for Deferred Acquisition Costs for similar contracts. For FAS 60 business, DAC is amortized and charged to expense “in proportion to premium revenue recognized" (FAS 60, paragraph 29). A common shorthand method of referring to this is "amortized on the basis of premiums,” to draw a distinction with FAS 97 amortization, which is on the basis of estimated gross profits. The “interest method with accrual of interest to the unamortized balance” referred to in EITF 92-9 is applicable to both FAS 60 and FAS 97-type products. The interest rate used to amortize VOBA is the liability or contract rate, consistent with Statements 60 and 97

In response to the Staff’s comment, in future filings the Company will clarify the disclosure as follows “The amortization method of the value of business acquired is consistent with the amortization method used for Deferred Acquisition Costs for similar contracts. Under IFRS, VBI is amortized on the basis of estimated gross profits with regular re-estimation of the expected gross profits. Under US GAAP, VBI for FAS 60 products is amortized on the basis of premiums with re-estimation only in the event of loss recognition; for FAS 97 business, VBI is amortized on the basis of expected gross profits, which may also differ from Estimated Gross Profits than under IFRS.”

Comment #17

Note 32.2. Reconciliation of net income and shareholder’s equity from IFRS to U.S. GAAP, page F-222
Note 32.2.1. Net income reconciliation, page F-222

Please clarify why a US GAAP difference exists in the line item “Goodwill and purchase accounting” as your explanation that the amortization of SFAS 60 (traditional life) contracts is not sensitive to changes in financial assumptions under U.S. GAAP is not sufficiently informative. In so doing, please cite the specific accounting literature (by pronouncement and paragraph) that supports the recognition of this amount as goodwill. Please include a detailed explanation of the significant changes in future assumptions that resulted in this adjustment. Please provide similar information for the $2,677 million reconciling item included in the shareholder’s equity reconciliation on page F-225 under the line item “goodwill and purchase accounting”.

Response

As noted in item 1 on page F-222, the line item "Goodwill and purchase accounting" includes not only reconciling items related to goodwill, but also reconciling items for VBI/VOBA and other intangible assets which are established under purchase accounting. Please see the Company's response to question 16 for a clarification of the amortization differences related to VBI under IFRS and US GAAP.

The significant adjustment in 2005 that led to the re-estimation of expected gross profits in IFRS was principally in Japan, as noted in item 1. The adjustment was a downward revision in the expected future earned rates on assets supporting the acquired business. This adjustment followed a reallocation of the investment portfolio in connection with the implementation of a revised investment strategy which occurred in the first half 2005. This resulted in an amortization of €372 million of VBI asset under IFRS, while in US GAAP the amortization charge related to the VBI was only €101 million, because these contracts are accounted for under FAS 60 under which amortization of VBI is based upon premiums with no unlocking unless loss recognition is required.

The €2,677 million reconciling item on F-225 is explained in item 1 on page F-226, and primarily includes €2,508 million relating to goodwill and €144 million relating to VBI. As discussed on page F-226, the main reason for the goodwill difference is that business combinations prior to first time application of IFRS were not restated and, as a result, goodwill figures under IFRS were the same as the ones previously reported under French GAAP. The primary differences related to portions of goodwill (as determined under French GAAP) that were charged directly to shareholders’ equity in acquisitions when ordinary shares of AXA were issued in respect of transactions that were completed before the adoption of the new French Regulations on January 1, 2001.

This accounting policy, referred to as “bulletin 210” accounting on page F-226, led to higher shareholders’ equity under US GAAP. This difference was also increased by the implementation of FAS 142 beginning January 1, 2002 when amortization ceased under US GAAP, but continued under French GAAP until December 31, 2003. These differences were partly reduced by differences in the underlying accounting principles used for determining the value of net assets acquired between French GAAP and US GAAP.

The reasons for the equity differences relating to VBI are the same as the ones discussed above about net income, and relate primarily to amortization differences.

Comment #18

Note 32.2. Reconciliation of net income and shareholder’s equity from IFRS to US GAAP, page F-222
Note 32.2.1. Net income reconciliation, page F-222

Please clarify why a US GAAP difference exists in the line item “Tax” arising from new estimates. In doing so, please cite the specific accounting literature (by pronouncement and paragraph) that supports the recognition of this amount as recovery of tax losses carried forward. Also in your response please tell us why the recovery is greater under US GAAP than IFRS given the fact, as noted at the bottom of page F-218, under US GAAP greater weight is given to negative evidence than under IFRS.

Response

The reconciling item discussed on F-223 relates to the release in 2005 of a valuation allowance established in 2002 against the deferred tax asset at AXA Life Japan under US GAAP. Since 2002, net deferred tax assets have not existed on the balance sheet under US GAAP. In preparing its IFRS financial statements for the first time at December 31, 2005, the Company recognized a deferred tax asset for AXA Life Japan in the opening balance sheet of January 1, 2004. At December 31, 2005, there is no difference, other than differences attributable to the tax effect of other IFRS-US GAAP differences, between the deferred tax balance under IFRS and US GAAP in AXA Life Japan.

The valuation allowance under US GAAP was established according to the principles of SFAS 109. At the time the valuation allowance was established in 2002, AXA Life Japan had incurred a cumulative loss during the most recent three year period. In weighing the positive and negative evidence to determine if an asset should be recognized (or valuation allowance created), the Company believes that SFAS 109 gives greater negative weight to previous cumulative losses than IAS 12.

Because IFRS does not give as great a weight to negative evidence, the Company concluded that it was appropriate to record some deferred tax assets upon adoption of IFRS in 2004. The conclusion was based on a number of factors including the fact that AXA Japan has been able to confirm for the third consecutive year (from March 2002 to March 2005, with March being the end of the statutory fiscal year) its ability to increase its taxable income. This was due to its implementation of a new strategic plan, introduction of new products and the improved economic environment in Japan. It was this positive trend that allowed the Company to release the US GAAP valuation allowance in 2005.

Please note that the deferred tax asset for AXA Life Japan was recognized under French GAAP as of December 31, 2004 and 2003 with a US GAAP- French GAAP reconciling difference for this item. We believe the criteria for recognition of the deferred tax asset under French GAAP is similar to that of IAS 12. Paragraph 31 of IFRS 1 states that

An entity’s estimates under IFRSs at the date of transition to IFRS shall be consistent with estimates made for the same date under previous GAAP (after adjustments to reflect any difference in accounting policies), unless there is objective evidence that those estimates were in error.

With respect to the Staff's inquiry, at the end of 2004, under IFRS, €413 million of deferred tax assets were not recognized. This assessment was made consistent with IAS 12, par 27 and par 35 in the context of the IFRS First Time Application in 2004, based upon future taxable profit.

Under US GAAP, the valuation allowance amounted to €1,004 million as of December 31, 2004, and was the remaining and main part of the valuation allowance booked on the net deferred tax assets recorded in 2002, according to FAS 109, par 8, par 17.

In 2005, the valuation allowance was no longer required and then released under US GAAP (FAS 109, par 21 and par 106). Under IFRS, the deferred tax asset was fully recognized. This resulted in a reconciling difference of €591 million in net income (€413 million under IFRS and €1,004 million under USGAAP according to FAS 109, par 26) as disclosed in Item 18 in the Form 20-F.

Comment #19

Note 32.2 Reconciliation of net income and shareholder’s equity from IFRS to US GAAP, page F-222
Note 32.2.1. Net income reconciliation, page F-222

Please refer to footnote (c) to your table on page 5. In the footnote you discuss what appears to be an IFRS to US GAAP reconciling difference in regards to gross premiums received from policyholders in respect to universal life or investment contracts with a discretionary participating feature, but this does not appear on your reconciliation of net income under IFRS to net income under US GAAP. Please explain to us why this is not a reconciling item.

Response

The reconciling difference between IFRS and US GAAP discussed in footnote (c) on page 6 does not result in a reconciling item between IFRS and US GAAP net income because the difference relates solely to the difference in presentation of total cash inflows under IFRS and US GAAP. Under US GAAP, cash inflows directly attributable to the policyholder, such as for investment products and universal life-type products, are accounted for as deposits. Under IFRS, such cash inflows are recorded as premium revenue when not attributable to investment contracts with no discretionary participation features. For investment contracts with no discretionary participation feature, earnings recognition under IFRS is the same as it is under USGAAP (FAS 97).

As explained in Note 32.1.9 (a) and (b), contract classifications may differ under IFRS and US GAAP. In addition, deposit accounting principles do not apply to the same categories of contracts under IFRS and US GAAP. Therefore, deposit accounting is applied to different types of contracts under IFRS and US GAAP. In general, more premiums are recognised as deposits under US GAAP than under IFRS. Differences in the type of contracts to which deposit accounting applies therefore do not result in a reconciling difference in the reconciliation of net income under IFRS to net income under US GAAP.

Comment #20

Note 33: Additional U.S. GAAP Disclosures
33.9 Separate accounts assets and liabilities, page F-244

Please explain to us why the separate account assets as reported under US GAAP are different than the separate account liabilities under US GAAP for the years ended December 31, 2005 and 2004.

Response

The differences noted by the Staff are less than 0.5% of the balance of the total assets and liabilities published at December 31, 2005, and relate principally to the inconsistent classification of product types at certain Group subsidiaries.

There is no material shortfall between separate account assets and liabilities for the subsidiaries in question. The Company has addressed this matter by instructing the subsidiaries to correct the classifications and will reflect the changes in future filings.